EXHIBIT 99.1

Orion Digital Reports Q2 2026 Results: Adjusted EBITDA of $3.3 Million, Up 115% Sequentially, and Wealth AUM Growth of 18%

Adjusted EBITDA Increased 115% Sequentially and 70% Year-over-Year

Adjusted EBITDA Margin Expanded to 19.5% from 9.1% in Q1

Core Operating Cash Generation of $5.1 Million

Wealth AUM Increased 18% Year-over-Year to $545.3 Million

Wealth Revenue Increased 14% Year-over-Year to $4.1 Million

Orion Digital reports in Canadian dollars and in accordance with IFRS.

Vancouver, British Columbia, August 6, 2026 - Orion Digital Corp. (NASDAQ: ORIO; TSX: ORIO) (“Orion Digital” or the “Company”) today reported financial results for the second quarter ended June 30, 2026.

Orion Digital operates established businesses across Canadian wealth, European payments infrastructure and Canadian consumer finance. Intelligent Investing is the Company’s principal area of growth investment; Carta provides an established European payments platform from which to pursue self-funded commercial opportunities; and Mogo lending is managed to generate risk-adjusted returns and cash through disciplined capital deployment. Management allocates capital among these businesses based on expected returns, capital efficiency and liquidity requirements.

Q2 2026 marked an important milestone in Orion Digital’s evolution. The Company demonstrated improved earnings and cash generation at a lower level of Mogo lending deployment, commercially launched Intelligent Investing subsequent to quarter-end and continued executing across Carta Worldwide.

Total revenue was $16.9 million compared with $17.0 million in Q2 2025, as growth in Wealth partially offset lower Payments and interest revenue following the reduction in Mogo lending originations communicated last quarter. Wealth revenue increased 14% year-over-year, Wealth assets under management increased 18% to $545.3 million, and Wealth and Payments together represented 38% of total revenue compared with 36% in the prior-year quarter.

Gross profit increased to $12.6 million from $12.2 million, while gross margin expanded to 75% from 72%. The increase primarily reflected lower loan-loss provisions and transaction costs associated with reduced lending deployment, together with continued Wealth revenue growth.

Adjusted EBITDA1 increased 115% sequentially and 70% year-over-year to $3.3 million, near the top of the Company’s previously announced guidance range of $2.5 million to $3.5 million. Adjusted EBITDA margin expanded to 19.5% from 9.1% in Q1 2026, and the Company generated operating income of $1.3 million.

1

Cash provided by operating activities1 was $2.7 million during Q2 2026, compared with $0.9 million in Q2 2025. Core operating cash generation1, a supplemental measure management uses to assess cash generated by Orion Digital’s operating businesses before capital deployment and corporate financing activities, was $5.1 million. Q2 2025 included a $3.0 million non-recurring cash receipt. Excluding that receipt, core operating cash generation increased by approximately $1.1 million, or 29%, year-over-year.

Although Q2 demonstrated the earnings and cash-generation capacity of the business at a lower level of lending deployment, management does not view the quarter as a normalized run rate. Second-half Adjusted EBITDA is expected to be lower than the first half as lending deployment gradually increases, associated loan-loss provisions increase, and the marketing investment expands following the commercial launch of Intelligent Investing.

Adjusted net income1 was $1.1 million, or $0.04 per share, compared with an adjusted net loss of $0.4 million, or ($0.02) per share, in the prior-year quarter. Net loss was $0.7 million compared with net income of $13.5 million in Q2 2025. The prior-year result included a significant non-operating revaluation gain.

Q2 2026 KPI Scorecard

	Q2 2026		Q2 2025		YoY Change
Wealth Platform
Assets under management (at June 30)	$545.3	M	$461.7	M	+18%
Wealth revenue	$4.1	M	$3.6	M	+14%
Payments Platform (Carta Worldwide)
European transaction volume	$2.8	B	$2.8	B	—
Payments revenue	$2.4	M	$2.6	M	(9)%
Lending & Other
Cash provided by operating activities before investment in gross loans receivable[1]	$4.4	M	$6.2	M	(29)%
Corporate
Adjusted EBITDA	$3.3	M	$1.9	M	+70%

Management Commentary

David Feller, Founder and CEO

“Wealth assets under management reached $545 million and Wealth revenue increased 14%. Subsequent to quarter-end, we commercially launched Intelligent Investing, beginning the platform’s commercialization phase.”

“We believe increasingly abundant research and information are increasing the importance of disciplined investment decision-making. Intelligent Investing is organized around the investment decision and is designed to help members research, document, benchmark and review their investment decisions over time. Our focus now is to introduce the platform to a broader group of investors, evaluate customer engagement and retention, continuously improve the platform and build an effective customer-acquisition model before increasing investment.”

“Intelligent Investing is being commercialized from an established Canadian wealth business, providing the regulatory, operating and technology foundation for commercialization. We intend to allocate additional capital based on demonstrated customer use and long-term customer economics.”

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Greg Feller, President and CFO

“Adjusted EBITDA more than doubled sequentially to $3.3 million, increasing 115% from Q1 and 70% year-over-year, while Adjusted EBITDA margin expanded to 19.5%. The result was near the top of our guidance range and reflected lower lending deployment, reduced acquisition spending and provisions, continued Wealth growth and operating-cost management.”

“Cash provided by operating activities was $2.7 million, while core operating cash generation was $5.1 million. Excluding the $3.0 million non-recurring receipt in the prior-year quarter, core operating cash generation increased by approximately $1.1 million, or 29%. While Q2 should not be viewed as a normalized run rate, it demonstrated our ability to generate meaningful earnings and operating cash while preserving financial flexibility.”

“Total revenue was $16.9 million compared with $17.0 million a year ago. We are prepared to accept near-term revenue pressure rather than deploy lending capital below our return, payback or liquidity thresholds.”

Wealth Platform — Intelligent Investing

Intelligent Investing is Orion Digital’s Canadian wealth business, designed to help investors improve the quality and consistency of their investment decisions through commission-free investing, independent AI-powered research and a structured capital-allocation system. The platform is organized around the investment decision and is designed to help investors document investment theses, benchmark performance, review outcomes and improve decision quality over time.

On July 27, 2026, subsequent to quarter-end, the Company commercially launched Intelligent Investing, beginning the Company’s commercialization phase.

During the remainder of 2026, the Company intends to introduce the platform to a broader group of investors, evaluate customer engagement and member retention, continuously improve the product and allocate additional capital based on demonstrated customer use and long-term customer economics.

Wealth is currently the Company’s principal area of growth investment.

Payments Platform — Carta Worldwide

Carta provides payments infrastructure supporting payment programs processing more than $11 billion of annual payment volume and reaching more than five million end users across Europe through its clients.

European transaction volume was $2.8 billion in Q2 2026, consistent with the prior-year period. For the first six months of 2026, European transaction volume was $5.5 billion, an increase of 6% year-over-year.

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Payments revenue was $2.4 million, a decrease of 9% from Q2 2025, primarily reflecting lower non-recurring services revenue compared with the prior-year period.

Mogo Lending — Return-Based Capital Deployment

Mogo is Orion Digital’s established Canadian consumer finance business, with more than two decades of operating history and underwriting experience.

During Q2, the Company reduced originations as previously announced. The lower deployment level reduced customer-acquisition costs, incremental loan-loss provisions and associated funding requirements, contributing to the stronger earnings and cash-generation profile during the quarter.

The reduced deployment also provided management with additional portfolio-performance data and reinforced the Company’s focus on capital efficiency and expected returns rather than origination growth.

Gross loans receivable declined to $75.4 million at June 30, 2026 from $77.9 million at March 31, 2026. The related lending credit facility declined to $49.8 million from $51.4 million.

Net corporate capital used by the lending portfolio4 was $3.3 million during Q2, compared with $4.5 million in the prior-year quarter. This supplemental measure combines changes in loans receivable with net advances from, or repayments to, the credit facility that directly funds the lending portfolio.

The Company expects to increase originations gradually as credit performance, customer-acquisition costs and expected capital payback meet management’s return and liquidity thresholds. Future deployment will continue to be governed by expected lifetime returns, capital payback objectives, credit performance, acquisition costs and liquidity requirements rather than predetermined volume targets.

Cash Generation and Capital Allocation

Core operating cash generation is a supplemental measure used to assess cash generated by Orion Digital’s operating businesses before growth investment, lending deployment and corporate financing activities.

During the quarter, the Company invested $0.9 million in growth and platform development3 and deployed $3.3 million of net corporate capital used by the lending portfolio. After portfolio investments and monetizations5, corporate financing and shareholder capital allocation activates6 (including share repurchases), cash decreased by approximately $0.5 million to $23.3 million.

Core operating cash generation and the related capital-allocation measures are supplemental measures used by management to evaluate how cash is generated and deployed. Detailed definitions and reconciliations to the consolidated statement of cash flows are included in the Company’s MD&A for the three and six months ended June 30, 2026.

Management evaluates material uses of capital based on expected returns, capital efficiency, payback, liquidity requirements, downside risk and long-term per-share value.

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Liquidity

At June 30, 2026, Orion Digital held:

•	cash of $23.3 million;

•	restricted cash of $1.8 million;

•	marketable securities of $4.2 million; and

•	an investment portfolio of $5.6 million.

Cash and restricted cash totaled $25.1 million, an increase of $4.9 million, or 24%, from $20.2 million at December 31, 2025. Total cash, restricted cash, marketable securities and investments were $34.8 million at June 30, 2026.

The Company’s reported debt includes both corporate obligations and the lending credit facility that directly finances its consumer loan portfolio. At June 30, 2026, the lending credit facility was $49.8 million compared with gross loans receivable of $75.4 million. Management evaluates portfolio funding separately from corporate obligations when assessing liquidity and leverage, while recognizing the facility’s credit-performance, covenant and liquidity risks.

The Company intends to maintain sufficient liquidity to meet corporate obligations and fund lending commitments while investing selectively in Intelligent Investing and Carta, gradually increasing Mogo lending deployment where expected returns meet established thresholds and pursuing share repurchases when management believes they represent an attractive use of capital.

During Q2, the Company repurchased 113,628 common shares at an average price of $1.32 per share. As of June 30, 2026, Orion Digital had repurchased a total of 1,829,537 common shares since June 2022.

2026 Outlook

The outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on assumptions and subject to risks. Actual results could vary materially as a result of numerous factors, including risk factors beyond Orion Digital’s control.

Management expects to continue executing its capital allocation framework throughout the remainder of 2026, balancing profitability, liquidity and long-term growth opportunities across its Lending, Wealth and Payments businesses.

Following the commercial launch of Intelligent Investing in July 2026, management's focus has shifted from product development to commercialization. During the remainder of 2026, the Company intends to introduce the platform to a broader group of investors, learn from how customers use it, continuously enhance the platform and allocate additional capital based on customer engagement, member retention and long-term customer economics. Management believes long-term success will be driven less by initial customer acquisition and more by building a platform that members actively use, continue to subscribe to and incorporate into their investing process over time.

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We expect to continue investing selectively in Carta while expanding the platform's capabilities. Carta's existing infrastructure gives us a foundation to add capabilities over time, including in stablecoin-enabled payments, and we will invest in those opportunities where the expected returns meet our capital allocation criteria.

Following the deliberate reduction in Mogo’s lending deployment during the first half of 2026, management expects to gradually increase lending deployment while continuing to evaluate new originations against expected risk-adjusted returns, capital payback objectives, liquidity requirements and overall capital allocation priorities.

Consistent with the guidance outlined earlier this year, management currently expects Adjusted EBITDA7 during the second half of 2026 to be lower than the first half as we ramp up origination volume again and increase marketing investment following the commercial launch of Intelligent Investing. Management does not view the second quarter as establishing a new earnings run rate, but rather as demonstrating the underlying earnings and cash-generation capacity of the business under the Company's current capital allocation framework.

Based on the Company's stronger-than-expected operating performance during the first half of 2026, management believes Orion is well positioned relative to its previously communicated full-year Adjusted EBITDA7 guidance of $6.0 million to $7.0 million. While second-half Adjusted EBITDA7 is expected to moderate as the Company increases investment in future growth, management currently expects full-year Adjusted EBITDA7 to trend toward the upper end of, and potentially exceed, its previously communicated guidance range.

Management also continues to expect consolidated revenue for 2026 to be modestly lower than 2025.

[1]

Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended June 30, 2026.

[2]

Non-IFRS measure. Core operating cash generation represents cash generated by the Company's operating businesses before growth and platform investment, net capital deployed in the lending portfolio, portfolio investment activity, and corporate financing and shareholder capital allocation activities. It includes asset-level financing costs, such as interest on the credit facility that directly funds the lending portfolio. Cash interest paid on debentures ($0.7 million and $0.8 million for the three months ended June 30, 2026 and 2025, respectively; $1.4 million and $1.5 million for the six months ended June 30, 2026 and 2025, respectively) is included in Corporate financing and shareholder capital allocation activities, and net issuance of loans receivable is included in Net capital deployed in the lending portfolio.

[3]	Investments in intangible assets and property and equipment.
[4]

Net corporate capital used by the lending portfolio represents the combined cash impact of changes in loans receivable together with net advances from or repayments to the credit facility that directly funds the lending portfolio. The measure therefore reflects Orion Digital's net capital invested in (or released from) the lending portfolio after associated asset-level financing. During periods when the lending portfolio contracts, the measure may include repayment of related credit-facility borrowings and therefore does not necessarily indicate growth in gross loans receivable.

[5]	Net cash flows from purchases and sales of marketable securities and investment portfolio monetizations.
[6]	Corporate financing and shareholder capital allocation activities are related to debenture principal and interest payments, share repurchases, lease principal payments and foreign exchange effects.
[7]

Adjusted EBITDA is a non-IFRS measure. Management has not reconciled these forward-looking non-IFRS measures to their most directly comparable IFRS measure, net loss before tax. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

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Conference Call & Webcast

Orion Digital will host a conference call to discuss its Q2 2026 financial results today, Thursday, August 6, 2026 at 11:00 a.m. ET. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (289) 514-5100 or (800) 717-1738 (International) using conference ID: 67332. The webcast can be accessed at orion-digital.com/events. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected. A replay is available at (289) 819-1325 or (888) 660-6264 until August 13, 2026; Playback code 67332#.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted revenue, adjusted subscription and services revenue, adjusted payments revenue, adjusted other subscription and services revenue, adjusted EBITDA, adjusted net income (loss), core operating cash generation and cash provided by (used in) operating activities before investment in gross loans receivable, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended June 30, 2026, which is available at www.sedarplus.com and at www.sec.gov.

The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

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Adjusted EBITDA

($000s)
	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net (loss) income	$(744)	$13,509	$(6,554)	$1,635
Credit facility interest expense	1,358	1,390	2,730	2,836
Debenture and other financing expense	728	813	1,473	1,727
Accretion related to debentures	130	134	261	288
Stock-based compensation	204	507	434	982
Depreciation and amortization	1,805	2,029	3,832	3,983
Revaluation (gain) loss	(509)	(13,870)	2,354	(6,207)
Other non-operating expense (income)	293	(2,539)	364	(2,123)
Income tax expense (recovery)	15	(40)	(84)	(139)
Adjusted EBITDA	3,280	1,933	4,810	2,982

Adjusted net income (loss)

($000s)
	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net (loss) income	$(744)	$13,509	$(6,554)	$1,635
Stock-based compensation	204	507	434	982
Depreciation and amortization	1,805	2,029	3,832	3,983
Revaluation (gain) loss	(509)	(13,870)	2,354	(6,207)
Other non-operating expense (income)	293	(2,539)	364	(2,123)
Income tax expense (recovery)	15	(40)	(84)	(139)
Adjusted net income (loss)	1,064	(404)	346	(1,869)

Cash provided by (used in) operations before Investment in gross loans receivable

($000s)
	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Cash provided by operating activities	$2,721	$934	$2,305	$1,491
Net issuance of loans receivable	(1,646)	(5,241)	(6,080)	(8,451)
Cash provided by operating activities before investment in gross loans receivable	4,367	6,175	8,385	9,942

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Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the Company’s capital allocation strategy, Orion Digital’s strategic initiatives including in respect of its wealth management and payments platforms and financial outlook for 2026. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Orion Digital’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Orion Digital’s control, including the receipt of any required regulatory approval. For a description of the risks associated with Orion Digital’s business please refer to the “Risk Factors” section of Orion Digital’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Orion Digital disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Orion Digital

Orion Digital Corp. (NASDAQ: ORIO; TSX: ORIO) is an established financial technology company operating three businesses: Intelligent Investing, its Canadian wealth platform; Carta Worldwide, its European payments infrastructure platform; and Mogo, its Canadian consumer finance business.

Intelligent Investing is focused on helping investors improve the quality and consistency of their investment decisions through commission-free investing, independent AI-powered research and a structured capital-allocation system. Intelligent Investing is commercializing from an established Canadian wealth business administering more than $545 million in client assets.

Carta provides payments infrastructure supporting programs that process more than $11 billion of annual payment volume and reach more than five million end users across Europe through its clients.

Mogo is an established Canadian consumer finance platform managed to generate cash and long-term economic returns through disciplined, return-based capital deployment.

Orion Digital allocates capital across its businesses based on expected returns, capital efficiency and liquidity requirements.

Investor Relations

Investors@oriondigitalcorp.com

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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